

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 6, 2009

Mr. Kevin J. Reinhart
Chief Financial Officer
Nexen Inc.
801 - 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7

> **Re: Nexen Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 20, 2009**
> **File No. 001-06702**

Dear Mr. Reinhart:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Outlook, page 41

1.   We note you refer to the term "free cash flow" when discussing capital investments as well as you refer to this term again on pages 2 and 13 of the document. Free cash flow is considered a non-GAAP measure; therefore, please expand your disclosures to comply with the requirements of Item 10(e) of Regulation S-K.

Financial Statement

Capital Disclosure, page 104

2.   We note you present the non-GAAP financial measures, Net Debt and EBITDA
        in the footnotes to your financial statements. Please note Item 10(e)(1)(ii)(C) of
        Regulation S-K states that non-GAAP financial measures may not be presented
        on the face of financial statements prepared in accordance with GAAP or in the
        accompanying notes.

3.   We note you define the non-GAAP financial measure titled "EBITDA" as net
        income excluding interest expense, provision for income taxes, exploration
        expenses, DD&A impairment and other non-cash expenses. If you wish to retain
        this measure in your filing, outside of the financial statements, since the measure
        is not calculated exactly as net income before interest, taxes, depreciation and
        amortization, you would need to utilize a different title for this non-GAAP
        measure to comply with Item 10(e)(1)(ii)(E) of Regulation S-K.

Engineering Comments

Oil and Gas Producing Activities and Syncrude Operations (Unaudited), page 126

Reserve Quantity Information, page 126

1.   We note that you present a positive revision of 31 million barrels (11%) during
        2008 to your Canadian bitumen proved reserves – reserves which comprise over
        50% of your proved crude oil reserves – even though 2008 year-end bench-mark
        crude prices declined by roughly 50% from 2007. With a view toward possible
        disclosure, please furnish to us the technical support for these revisions. Include a
        discussion of the 2007 and 2008 year-end bitumen prices, and important cost
        differences between these year-end proved reserve estimates. Please contact us
        by telephone if you require guidance in this matter.

        Please direct these engineering items to:
        U.S. Securities and Exchange Commission
        100 F Street NE
        Washington, DC 20549-7010
        Attn: Ronald M. Winfrey

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our

comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief